

August 18, 2010

Lawson M. Kerster
Chief Executive Officer
Go Green Directories, Inc.
1030 Alhambra Circle
Coral Gables, FL 33134

> **Re:** **Go Green Directories, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 22, 2010**
> **File No. 333-168263**

Dear Mr. Kerster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your table of contents references page numbers, however, page numbers do not appear on EDGAR. Please include page numbers in all future filings.

Registration Statement Cover Page

2.   Please include the words "Form S-1" on the cover page of the registration statement. Please also include the last paragraph of the cover page of the Form S-1 relating to the filing status of the issuer and indicate by checkmark that the company is a smaller reporting company. Refer to the requirements of the Form S-1.

3.   On the registration statement cover page, Peter Hodyno is identified as the company's chief executive officer and president. However, in the prospectus, Lawson M. Kerster is

identified as holding those positions. He also signs the registration statement in those capacities. Please rectify this discrepancy.

Prospectus Cover Page

4.   The heading to the cover page indicates that you are registering 5 million shares of common stock although it appears from other disclosure in the filing that you are, in fact, registering 5.1 million shares. Please revise.

Prospectus Summary

5.   You indicate in this section that it is your intention to create a web portal "to serve as an all inclusive information provider for anyone worldwide who is looking to buy, sell or lease environmentally friendly 'green' products and services." However, in describing your business in the business section of your prospectus, you appear to emphasize plans to develop an online advertising platform for hosting video content. In addition, we note references in several areas of the prospectus to an intention to operate "as a brokerage/clearing house for oil and gas leases and royalty interests." Please revise the disclosure in your summary and throughout the remainder of your prospectus to provide a complete and consistent description of your business.

6.   You indicate that you are a development stage company that has not yet commenced operations other than initial corporate formation and capitalization, the building of a central website and the acquisition of your domain names and the development of your business plan. In your Business discussion, you state that your website is under development and you intend to hire an outside consultant to develop your website. Please revise the disclosures in the forepart of your document to clearly indicate the current stage of development for your website.

7.   You indicate that the 5.1 million shares that you are registering for resale represent 50% of your 15.1 million shares of common stock currently outstanding. Please verify your calculations or revise your disclosures accordingly.

Summary Financial Information

8.   Since you do not provide financial information for the year ended May 31, 2009, please remove the reference to 2009 from this section.

Risk Factors

"We have a limited operating history…"

9.   Please revise the first sentence of this risk factor to indicate that you have realized no revenue from operations.

"Any change to government regulation/administrative practices…"

10.   Generic risks that describe circumstances that could apply equally to other businesses should not be included in your risk factor disclosure. Please revise this risk factor to state specific material risks to your company or to the purchasers in this offering. In this regard, we note your disclosure in your business discussion that you may be affected by government regulations relating to the Internet and/or data privacy.

"Our business may be affected by factors outside of our control."

11.   This risk factor merely refers to other possible risks. Please remove it and address each material risk in a separate risk factor. In this regard, we note that the risks of increased competition and government regulation are separately addressed.

"If we are unable to retain the services of Mr. Schlosser and/or Ms. Squire…,"

12.   The caption to this risk factor refers to Mr. Schlosser and Ms. Squire, but the risk factor concerns Mr. Kerster and Ms. Hodyno. Also, the caption discusses the need to recruit qualified personnel in the oil and gas industry, although it does not appear that you intend to operate in this industry. Please revise.

"Efforts to comply with recently enacted changes in securities laws…"

13.   Please revise this risk factor to eliminate the reference to Form 10-KSB. Also, remove the statement indicating that you will become subject to Section 404 of the Sarbanes-Oxley Act at the end of 2007.

Market for Common Equity and Related Stockholder Matters

Equity Compensation Plan Information

14.   Please remove the table in this section as this information is not required in the Form S-1. Refer to Instruction 9 to Item 201(d) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation

Operations Plans

15.   Please provide a detailed description of the actions and timing of your planned operations over the next 12 months toward the development, completion and execution of your business plan. Explain how long it will take to complete the business plan, when you expect to begin to offer services, and when you expect to begin generating revenue.

Liquidity and Capital Resources

16.   Disclose the amounts you expect to spend over the next twelve months to implement your business plan and to pay accounting, legal and administrative expenses. Also, disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

Business

The Market

17.   Please supplementally provide us with support for the statements attributed to the Kelsey Group and Emarketer in this section. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus.

18.   We note your statement that you are planning to develop strategic partnerships with Turnhere, ImageSpan and Thought Equity, companies with access to a global network of videographers in various geographic regions. Please address in your disclosure your plans for developing these partnerships.

Summary Compensation Table

19.   You disclose under Item 15 of your registration statement that you issued 5 million shares of common stock to Mr. Kerster on July 23, 2009 in return for forming the company and keeping it in good standing. You also disclose that you issued 5 million shares to Ms. Hodyno on May 31, 2010 in return for joining your Board of Directors, becoming an officer, and providing other services. Please disclose these stock issuances in your summary compensation table. Refer to Item 402(m) of Regulation S-K.

Selling Stockholders

20.   With respect to the shares to be offered for resale by 2225022 Ontario Corp., please disclose the individual or individuals who exercise the voting and dispositive powers over those shares. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Item 15. Recent Sales of Unregistered Securities

21.   You indicate in this section that the issuances of common stock made to Mr. Lawson and Ms. Hodyno were issued in reliance on the exemption provided by Regulation S, as well as other exemptions. For both issuances, please describe the facts that support your claim of an exemption from registration under Regulation S.

Item 17. Undertakings

22.   We note that you have included the undertaking at Item 512(a)(6) of Regulation S-K. That undertaking applies to a primary offering of securities and, therefore, does not appear to be applicable to your offering. Please advise. Also, you have omitted the reference to Rule 430A from the undertaking required by Item 512(a)(5)(ii). Please revise.

Signatures

23.   The registrant, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting offer and the majority of the board of directors must sign the registration statement. See Instruction 1 to Signatures in the Form S-1. Please ensure that your EDGAR filing properly indicates the signatures of these persons. Refer to Item 302 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

Lawson M. Kerster
Go Green Directories, Inc.
August 18, 2010
Page 6

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to the undersigned at (202) 551-3456. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile: (305) 531-1274
        Jill Arlene Robbins, Esq.